Exhibit 99.1

PRESS RELEASE

Brussels, 31 October 2012 – 1 / 21

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Third Quarter 2012 and Nine Months 2012 Results

Except where otherwise stated, the comments below are based on organic figures and refer to 3Q12 and 9M12 versus the same period of last year. For important disclaimers please refer to page 2.

HIGHLIGHTS

•

Revenue growth: Revenue grew 9.1% in 3Q12 and 6.7% in 9M12, with revenue per hl growth of 10.2% in 3Q12 and 7.3% in 9M12, coming from both favorable brand mix and revenue management best practices. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl) revenue growth per hl improved 10.1% in 3Q12 and 7.4% in 9M12

•

Volume performance: Total volumes in 3Q12 were down by 0.3%, with own beer volumes decreasing 0.1%, while non-beer volumes declined 1.8%. In 9M12, total volumes grew 0.4%, with own beer volumes up 0.2% and non-beer volumes growing 2.8%

•

Focus Brands: Our Focus Brand volumes grew 1.3% in 3Q12, led by our three global brands, Budweiser, Stella Artois and Beck’s, the Bud Light Family and Michelob Ultra in the United States, Antarctica in Brazil and Harbin in China. In 9M12, our Focus Brand volumes grew 1.8%, accounting for more than 68% of our own beer volumes

•	Cost of Sales: Cost of Sales (CoS) increased 6.6% in 3Q12, or 8.3% per hl. In 9M12, CoS grew 4.5%, or 6.1% per hl. On a constant geographic basis, CoS per hl increased 8.4% in 3Q12 and 6.5% in 9M12

•	EBITDA: EBITDA grew 10.6% in 3Q12 to 3 977 million USD, with a margin of 38.7%, an increase of 54 bp. In 9M12, EBITDA grew 6.9% to 11 123 million USD with margin slightly ahead at 37.7%

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Net finance costs: Net finance costs of 641 million USD in 3Q12 include net interest expense of 466 million USD, accretion expenses of 90 million USD and other financial results of -85 million USD. Other financial results consist mainly of non-cash, unrealized foreign exchange translation losses on intercompany payables and loans, costs of currency and commodity hedges, and the payment of bank fees and taxes in the normal course of business

•

Income taxes: Income tax in 3Q12 was 465 million USD with an effective tax rate of 17.7%, compared to an income tax expense of 434 million USD in 3Q11 with an effective tax rate of 19.2%. The decrease in the effective tax rate mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, and the non-taxable nature of gains from certain derivatives related to the hedging of share-based payment programs

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Profit: Normalized profit attributable to equity holders of AB InBev grew 7.7% in nominal terms to 1 864 million USD in 3Q12 from 1 731 million USD in 3Q11, and 22.3% in nominal terms to 5 492 million USD in 9M12 from 4 490 million USD in 9M11

•	Earnings per share: Normalized earnings per share (EPS) grew by 7.3% to 1.17 USD in 3Q12 from 1.09 USD in 3Q11, and by 21.6% to 3.43 USD in 9M12 from 2.82 USD in 9M11

PRESS RELEASE

Brussels, 31 October 2012 – 2 / 21

Figure 1. Consolidated performance (million USD)

	3Q11	3Q12	Organic growth
Total volumes (thousand hls)	107 207	107 677	-0.3%
AB InBev own beer	95 145	95 865	-0.1%
Non-beer volumes	11 388	11 291	-1.8%
Third party products	674	521	-5.5%
Revenue	10 217	10 268	9.1%
Gross profit	5 828	5 992	10.8%
Normalized EBITDA	3 965	3 977	10.6%
Normalized EBIT	3 248	3 298	12.4%
Normalized profit attributable to equity holders of AB InBev	1 731	1 864
Profit attributable to equity holders of AB InBev	1 591	1 839

Normalized earnings per share (USD)	1.09	1.17
Earnings per share (USD)	1.00	1.15

Margins
Gross margin	57.0%	58.4%	95 bp
Normalized EBITDA margin	38.8%	38.7%	54 bp
Normalized EBIT margin	31.8%	32.1%	96 bp

	9M11	9M12	Organic growth
Total volumes (thousand hls)	299 897	302 533	0.4%
AB InBev own beer	264 519	267 095	0.2%
Non-beer volumes	32 890	33 951	2.8%
Third party products	2 488	1 486	-16.7%
Revenue	29 172	29 471	6.7%
Gross profit	16 552	17 130	8.3%
Normalized EBITDA	11 120	11 123	6.9%
Normalized EBIT	9 061	9 090	7.6%
Normalized profit attributable to equity holders of AB InBev	4 490	5 492
Profit attributable to equity holders of AB InBev	4 005	5 487

Normalized earnings per share (USD)	2.82	3.43
Earnings per share (USD)	2.51	3.43

Margins
Gross margin	56.7%	58.1%	88 bp
Normalized EBITDA margin	38.1%	37.7%	7 bp
Normalized EBIT margin	31.1%	30.8%	26 bp

AB InBev’s 3Q12 and 3Q11, and 9M12 and 9M11 reported numbers are based on unaudited condensed consolidated interim financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. The constant geographic basis is calculated by assuming the same volume, revenue and cost of sales weighting of our businesses as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

3Q12 and 9M12 EPS is based upon weighted average of 1 599 million shares compared to 1 594 million shares for 3Q11 and 9M11.

PRESS RELEASE

Brussels, 31 October 2012 – 3 / 21

MANAGEMENT COMMENTS

Total revenue for the company grew by 9.1% in the quarter, with revenue per hectoliter growth of 10.2%.

In the US, beer revenue per hl grew by 5.7% in 3Q12, including 200 bp of favorable brand mix. In Brazil, beer revenue per hl grew by 18.3% as a result of the carryover of price increases from 4Q11, price increases in 3Q12, positive premium brand mix and additional direct distribution volume. Historically, we have adjusted prices in Brazil in the fourth quarter. However, in 2012 we decided to increase prices in the third quarter to include both our own price increase as well as the adjustment to excise taxes that was due to take effect on October 1st. These earlier than normal price increases in 2012 therefore had a positive impact on our beer revenue per hl growth rate in Brazil in 3Q12. On a sequential basis, beer revenue per hl in Brazil in 3Q12 grew by 9.7%.

Volumes in the quarter were marginally down with growth in the US and Asia Pacific being offset by a decrease in volumes in Central and Eastern Europe.

Sales and marketing investments increased by 5.1% in the quarter and by 7.7% in 9M12, as we continue to invest behind our brands.

EBITDA increased by 10.6% in 3Q12, with all zones showing growth, while EBITDA margin expanded by 54 bps to 38.7%.

Looking at progress in our top three markets:

In the United States:

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Volumes: Following three challenging years, the industry has shown encouraging improvement in 2012, driven by good weather in 1Q12 and innovations throughout the year. We estimate that industry selling-day adjusted STRs declined by 0.4% in 3Q12, but grew by 0.3% in 9M12. The trend of our own selling-day adjusted STRs has also improved this year. Our STRs declined by 0.9% in 3Q12 but are down by only 0.2% in 9M12

Our market share trends also continue to show solid improvement, with estimated share, based on STRs, down by only 23 bp in 3Q12 and by 26 bp in 9M12. Share gains in the quarter were led by Bud Light Platinum and Bud Light Lime Lime-A-Rita which resulted in the Bud Light family gaining approximately three-quarters of a share point in 3Q12, reaching an estimated 21.5%. Michelob Ultra and our high-end brands also grew share, led by Stella Artois and Shock Top, the latter achieving growth in STRs of almost 70% in 9M12. These gains were offset by share losses due to a decline in the value segment across the industry, as well as a decline in premium regular, including Budweiser

Shipments to wholesalers (STWs) were up 1.5% in the quarter and ahead by 0.1% in 9M12.

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Focus Brands: The Focus Brands strategy is working well in the US. STRs for the Bud Light family grew by 3.2% in 3Q12 and by 3.6% in 9M12, driven by Bud Light Platinum and Bud Light Lime Lime-A-Rita. Michelob Ultra STRs grew by 7% in both 3Q12 and 9M12, while Stella Artois STRs grew by 17% in 3Q12 and by 19% in 9M12. Budweiser STRs declined by 7% in 3Q12 and by 6% in 9M12, partly due to a shift in retail execution focus to our innovations

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Renovations and innovations: During the quarter we rolled out new 22oz bottle and 12oz bottle/18 pack presentations for Bud Light Platinum, to supplement the existing 6 and 12 packs. We estimate that the brand has achieved a market share, based on STRs, of over 0.9% since launch at the end of January.

Bud Light Lime Lime-A-Rita was rolled-out in April and has quickly become one of the fastest growing brands in the industry, second only to Bud Light Platinum. The brand has achieved over 80% distribution in the off-trade, achieving an estimated market share of over 0.4%, based on STRs, in 3Q12. Initial research shows that over 40% of the brand’s volume is being sourced from hard liquor and other beverages outside the beer category

PRESS RELEASE

Brussels, 31 October 2012 – 4 / 21

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Revenue management: Revenue per hl remains strong, growing by 5.7% in 3Q12. This includes approximately 200 bp of favorable brand mix driven by the growth in Michelob Ultra, Bud Light Platinum, Bud Light Lime Lime-A-Rita, Shock Top, Stella Artois and our other high end brands, as well as consumer trade-up from our value brands. There was also some benefit from own distribution, which is partly offset by an increase in transport costs

In Brazil:

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Volumes: We estimate that Brazil beer industry volumes grew by 1.8% in 3Q12 and by 2.6% in 9M12. Our own beer volumes grew by 0.2% in 3Q12, leading to an average market share of 68.5% in the quarter. This represents an estimated decline of 110 bp versus 3Q11 and is due mainly to the timing of our price increase. Own beer volumes grew by 2.3% in 9M12 with estimated market share of 68.7%, 20 bp below the same period last year.

Soft drinks volumes grew by 0.4% in 3Q12 as we cycled successful promotions in 3Q11, and were ahead by 4.8% in 9M12. Our market share reached an estimated average of 18.5% in the quarter and 18.1% in 9M12, down 40 bp in the quarter but flat in 9M12

•	Focus Brands: We continue to invest behind our Focus Brands, Skol, Brahma and Antarctica, including a new visual identity for Skol which was launched at the end of 3Q12

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Renovations and innovations: New liquids launched in previous quarters, such as Antarctica Sub-Zero, continue to perform well. In addition, the 300 ml returnable glass bottle continues to be rolled out, achieving over 50% off-trade key accounts distribution in the launch markets. The focus for the new package in 2012 has been the south and south east regions of Brazil and during 3Q12 we began expanding to parts of the north east. Our liquid and packaging innovations launched in the last three years represent over 10% of our total beer volumes in 9M12

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Growing premium volumes: Our premium brands continue to grow well ahead of the market, led by our international premium brands. Budweiser volumes are quickly approaching those of our domestic premium brands, Bohemia and Original, while Stella Artois volumes are up nearly 50% in 9M12.

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Revenue management: As mentioned earlier, Brazil beer revenue per hl grew by 18.3% in 3Q12 as a result of the carryover of price increases from the fourth quarter of last year, earlier than normal price increases in 3Q12, positive premium brand mix and additional direct distribution. At the end of September, the Federal Government announced a partial postponement of the proposed excise tax increase which was due to take effect on October 1st. As a result, we have already announced price reductions for the balance of the year. Brazil beer revenue per hl growth was 9.0% in 9M12 and is expected to grow by high single digits in FY12

•

Regional expansion: The main highlight during the quarter was the launch of our 300 ml returnable glass bottle in the north east region of Brazil. The new package is being produced in two breweries in the north east, including our new Pernambuco brewery

In China:

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Volumes: Beer volume grew by 2.2% in China in 3Q12, with cold and wet weather at the start of the quarter impacting the industry in our regional strongholds of the north east and south east of the country. Volumes are ahead by 4.3% in 9M12. We estimate that we gained 20 bp of market share in the first eight months of the year for which data is available

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Focus Brands: Our Focus Brands of Budweiser, Harbin and Sedrin grew by 9.2% in 3Q12 and by 11.1% in 9M12. The Budweiser sponsorship of the Porsche Carrera Cup is bringing good recognition for the brand and further strengthening its premium brand image. Harbin also performed well in the quarter

PRESS RELEASE

Brussels, 31 October 2012 – 5 / 21

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Growing premium volumes: Budweiser volumes grew double digits in both 3Q12 and 9M12, consolidating the brand’s leading position in the premium segment in China. Budweiser is also continuing to drive the Zone’s revenue per hl performance which grew by 10.1% in 3Q12 and by 10.3% in 9M12

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Geographic Expansion: We continue to strengthen our position through distribution expansion, selective acquisitions and greenfield developments. In 3Q12, AB InBev entered into agreements to acquire majority participations in four breweries in China for an aggregate purchase price of approximately 400 million USD. These acquisitions are expected to support AB InBev’s growth strategy in China with approximately 9 million hectoliters of additional capacity. Subject to customary regulatory approvals, these acquisitions are expected to close in the first quarter of 2013. We have also opened two new greenfield breweries so far in 2012 in Fujian and Henan provinces

OUTLOOK

Our outlook for 2012 is as follows:

(i)	Volumes: We continue to see good momentum in our US business, supported by a solid commercial plan, a healthy innovation pipeline and good revenue per hectoliter performance. In the US we expect growth in STWs in 4Q12, with absolute STWs and STRs for FY12 closely aligned. We expect our beer volumes in Brazil to resume growth in FY12, with a better balance between volume and price than the previous year

(ii)	Revenue per hl: We expect revenue per hl to grow ahead of inflation, on a constant geographic basis, as a result of continued improvement in the portfolio mix and revenue management initiatives. We are amending our guidance for Brazil. Our previous guidance was for an increase in Brazil beer net revenue per hl in FY12 at least in line with inflation. We now expect an increase of high single digits

(iii)	Cost of Sales per hl: We expect CoS per hl to increase by mid single digits in 2012 on a constant geographic basis, with global commodity cost increases being partly mitigated by procurement savings and efficiency gains in our operations

(iv)	Distribution expenses per hl: We expect distribution expenses per hl to increase by mid to high single digits. It should also be noted that the US distribution system was amended at the start of the year, from a freight pass-through to a delivered price model. Consequently, in 2012, our CoS will decrease and our distribution expenses will increase, with no net impact on EBITDA. The 2012 quarterly results will therefore include a scope adjustment between CoS and distribution expenses of approximately 6% of 2011 North America CoS

(v)	Sales & Marketing expenses: We will continue to drive top-line performance by investing behind our brands. We expect that this will lead to an increase in sales and marketing investments in FY12 of mid to high single digits

(vi)	Net Finance Costs: We expect the average coupon on net debt in FY12 to be in the range of 5.0% to 5.5%. In addition, there will be an additional non-cash accretion expense representing the IFRS accounting treatment for the put option associated with our investment in Cervecería Nacional Dominicana S.A. in the Dominican Republic. This expense was approximately 30 million USD in 3Q12 and will be the same amount in subsequent quarters, until exercised

(vii)	Effective Tax Rate: We are amending our guidance for the normalized effective tax rate. Our previous guidance was for a range of 18% to 20% in FY12. We now expect the outcome for FY12 to be in the range of 16% to 18%. Our effective tax rate is expected to remain between 22% and 25% for the period of 2013-2015 and to be in the range of 25% to 27% thereafter

PRESS RELEASE

Brussels, 31 October 2012 – 6 / 21

(viii)	Net Capital Expenditure: Our expectation for net capital expenditure in FY12 is approximately 3.2 billion USD

(ix)	Debt: Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the euro. We remain fully committed to reaching our 2012 target of a net debt to normalized EBITDA ratio of 2.0x, before M&A activity. Following the Grupo Modelo combination, we expect to be below this level during the course of 2014

FOCUS BRANDS AND INNOVATION

Our Focus Brand volumes grew by 1.3% in 3Q12, ahead of total own beer volumes which declined by 0.1%. 3Q12 highlights include:

•	Global brands: Our global brand volumes, Budweiser, Stella Artois and Beck’s, grew collectively by 5.8% in 3Q12 and by 4.2% in 9M12

•	Budweiser global volumes remain healthy, growing by 6.2% in both 3Q12 and 9M12

•

In the United States, the Budweiser performance in 3Q12 was below our expectations although we continue to see encouraging brand consideration results in the important 21-27 year-old age group. We will continue to work hard to stabilize market share. In 3Q12 the brand was supported by both the “Budweiser Made in America” Music Platform and our enhanced Major League Baseball (MLB) programs. During the quarter we also renewed our sponsorship of MLB until the end of the 2018 season.

•	In the UK, Budweiser gained share in 3Q12 and 9M12

•	In Russia, Bud volumes grew well over 40% in both 3Q12 and 9M12, supported by strong market programs

•	In China, Budweiser grew double digits, consolidating the brand’s leadership position in premium

•	In Brazil, the brand has doubled distribution since 1Q12 and after only one year in the market is approaching the scale of our domestic premium brands

•	Finally, Bud has reached a 1% market share in Ukraine after its launch in April 2012

•	Stella Artois grew by 5.0% globally in 3Q12, mainly driven by results in the US. In 9M12, Stella Artois is ahead by 0.7%

•	In the US, the brand continues to show strong growth with STRs up by 17% in 3Q12 and 19% in 9M12

•	In Brazil, Stella Artois has grown nearly 50% in 9M12 as we continue to build our premium brand portfolio

•	In Argentina, the brand was ahead by low single digits in 3Q12, in a difficult market

•	In the UK, volumes are down so far this year, driven by industry decline and competitive pressure

•	In Russia, Stella Artois was essentially flat in 3Q12 but ahead by mid single digits in 9M12

•	Beck’s global volumes grew 5.0% in 3Q12, due mainly to good results in the brand’s home market of Germany and also in China. Global volumes are down 1.7% in 9M12

•

Other strong Focus Brand performances were led by the Bud Light brand family in the US with STRs growing by 3.2% in 3Q12 and by 3.6% in 9M12. Solid results were also delivered by Michelob Ultra in the US, the Bud Light family in Canada, Antarctica in Brazil, Hasseröder in Germany and Harbin in China

PRESS RELEASE

Brussels, 31 October 2012 – 7 / 21

•	The renovation and innovation pipeline remains strong across our business. Other initiatives outside of our top three markets included:

•	Argentina: Launch of Quilmes “Night”, a core-plus product designed specifically for the evening occasion. Quilmes 1890, which was launched in 2Q12, also continues to perform well

•	Belgium: Continued roll-out of Leffe Royale, a blond abbey beer with a 7.5% ABV, supported by digital and outdoor campaigns across the country

•	United Kingdom: Stella Artois Cidre performed very well during the summer, growing nearly 80% in 3Q12, helped by the launch of a pear variant

•	Germany: Launch of the Beck’s Art Label campaign in July and August, and continued roll-out of Franziskaner Royal and Hasseröder Fürstenbräu

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Social media continues to increase its role in our brand development and consumer connection strategies, providing opportunities to forge deeper connections with our consumers. At the end of 3Q12 our brands had attracted 60 million fans to our social media pages and consumer databases, an increase of nearly 50% since the second quarter. Also during the third quarter, Budweiser became the largest social beer brand in the world. Many of our local champions have also emerged as the number one beer brand in their respective markets, including Quilmes in Argentina, Skol in Brazil and Bud Light in the US. On October 9th, Bud Light crossed the 5 million Facebook fan mark and celebrated with a billboard in Times Square to thank the brand’s loyal fans

OPERATING PERFORMANCE

Detailed segment information for the 3Q12 and 9M12 financial performance is provided in the Annex of the press release.

Figure 2. Volumes (thousand hls)

	3Q11	Scope	Organic growth	3Q12	Organic growth
					Total volume	Own beer volume
North America	33 433	-69	436	33 799	1.3%	1.2%
Latin America - North	29 587	915	15	30 517	0.1%	0.5%
Latin America - South	7 523	—	-173	7 349	-2.3%	0.0%
Western Europe	7 925	-14	-48	7 863	-0.6%	-0.5%
Central and Eastern Europe	7 565	—	-1 018	6 547	-13.5%	-13.5%
Asia Pacific	19 358	—	421	19 779	2.2%	2.2%
Global Export and Holding Companies	1 817	-65	71	1 823	4.1%	4.1%
AB InBev Worldwide	107 207	766	-296	107 677	-0.3%	-0.1%

	9M11	Scope	Organic growth	9M12	Organic growth
					Total volume	Own beer volume
North America	96 894	-584	165	96 475	0.2%	0.1%
Latin America - North	85 210	1 545	2 329	89 083	2.7%	2.4%
Latin America - South	23 816	—	69	23 885	0.3%	0.7%
Western Europe	23 302	-65	-1 002	22 236	-4.3%	-3.4%
Central and Eastern Europe	20 205	—	-2 362	17 842	-11.7%	-11.7%
Asia Pacific	45 266	645	1 894	47 805	4.2%	4.2%
Global Export and Holding Companies	5 204	-128	130	5 206	2.6%	2.6%
AB InBev Worldwide	299 897	1 413	1 222	302 533	0.4%	0.2%

North America (NA)

North American total volumes increased 1.3% in 3Q12 and 0.2% in 9M12.

In the United States, our shipment volumes (STWs) grew by 1.5% in 3Q12, as a result of planned adjustments to our shipping patterns in order to ensure a smoother and more cost efficient phasing of deliveries to our wholesalers. STWs grew 0.1% in 9M12. Selling-day adjusted sales-to-retailers (STRs) declined by 0.9% in 3Q12 and by 0.2% in 9M12.

PRESS RELEASE

Brussels, 31 October 2012 – 8 / 21

Our market share trends continue to show solid improvement, declining by only 23 bp in the quarter and by 26 bp in 9M12, based on estimated STRs, with significant improvements in the premium-plus category following the roll-out of Bud Light Platinum and Bud Light Lime Lime-A-Rita. These innovations helped to grow the market share of the Bud Light family in 3Q12, by approximately three-quarters of a share point to an estimated 21.5%. Michelob Ultra, Shock Top, Stella Artois and our other high-end brands also grew share in the quarter, while our share remained under pressure as a result of our pricing strategy of closing the gap between our sub-premium and premium brands within our portfolio.

US beer-only revenue per hl grew by 5.7% in 3Q12, driven by the benefit of the price increase taken in late 2011, as well as positive brand mix of approximately 200 bp. The brand mix was driven by the introduction of Bud Light Platinum, Bud Light Lime Lime-A-Rita, the growth of Michelob Ultra, Shock Top, Stella Artois and our other high end brands, as well as consumer trade-up from our value brands.

In Canada, our beer volumes declined by 0.8% in 3Q12, driven by a weak industry due to poor weather. Volumes are ahead by 0.7% in 9M12. Our market share was stable in the quarter, with a strong performance by Bud Light which grew both volume and share. Estimated market share in 9M12 remains around 41%.

North American EBITDA grew 0.9% to 1 821 million USD in 3Q12, with margin contraction of 222 bp to 42.2%. Margin contraction was due to an increase in sales and marketing investments of 12.8%, as we ramped up investments behind our brands during the key summer selling season, as well as higher commodity costs and an increase of 9.9% in distribution expenses due mainly to the roll-out of Bud Light Lime Lime-A-Rita, higher fuel costs and additional own distribution operations. Bud Light Lime Lime-A-Rita is only being produced in the Baldwinsville, New York brewery at the present time but efforts are ongoing to build additional capacity to avoid any shortage of product going into summer 2013

North American EBITDA grew by 2.3% to 5 134 million USD in 9M12 with margin contraction of 101 bp to 41.8%.

Latin America North (LAN)

LAN delivered total volume growth of 0.1% in 3Q12, with beer volumes up 0.5% and soft drinks volumes down 1.0%. In 9M12, total volumes grew 2.7%, with beer volume growth of 2.4%, and soft drinks up 3.5%.

In Brazil, our beer volumes grew 0.2% in 3Q12, with volumes being impacted by earlier than normal price increases. Our beer volumes were ahead by 2.3% in 9M12.

Our premium brands continue to grow ahead of the rest of our portfolio. Budweiser has now been in the market just over a year and is performing well, with distribution doubling since 1Q12. Stella Artois is also growing quickly with over 20% volume growth in 3Q12 compared to 3Q11, and almost 50% in 9M12 compared to 9M11.

Estimated market share in the quarter was down by 110 bp compared to 3Q11, due to the earlier timing of our price increase, reaching a level of 68.5%, and was down 20 bp in 9M12.

Brazil beer revenue per hl grew by 18.3% in 3Q12 and by 9.0% in 9M12. Growth in the quarter was due to the carry-over of price increases from last year, price increases taken during the quarter, positive premium brand mix and higher direct distribution. Given the partial postponement of the proposed tax increase announced on September 28th, we have already announced price reductions for the balance of the year.

PRESS RELEASE

Brussels, 31 October 2012 – 9 / 21

Cost of Sales per hl in LAN increased by 11.1% in 3Q12, driven by package mix, as well as higher depreciation and fixed costs related to new capacity. In 9M12, LAN Cost of Sales per hl increased by 4.6%.

LAN EBITDA rose 22.2% to 1 328 million USD in 3Q12 with a margin growth of 201 bp to 48.8%. Distribution expenses increased by 9.8%, due to a higher mix of direct distribution and higher transportation costs. Administrative expenses increased mainly as a result of variable compensation accruals. In 9M12, EBITDA increased by 13.3% to 3 827 million USD, with a margin expansion of 60 bp to 47.7%.

Latin America South (LAS)

Total volumes in LAS decreased 2.3% in 3Q12 with beer volumes flat and non-beer volumes down 5.9%. In 9M12, total volumes grew 0.3% with beer volume growth of 0.7% and non-beer volumes down 0.4%.

Our beer volumes in Argentina showed a decline of 1.8% in 3Q12, driven by a weak industry. However, a strong performance from Stella Artois led to estimated market share growth in the first eight months of the year for which data is available. In 9M12, volumes grew 0.8% driven by a stronger industry in the first half.

LAS EBITDA grew 21.7% to 285 million USD in 3Q12 with an EBITDA margin increase of 109 bp to 43.7% with revenue growth offsetting high cost inflation. In 9M12, EBITDA grew 18.4%, with a margin contraction of 42 bp to 43.9%.

Western Europe (WE)

Own beer volumes in 3Q12 declined 0.5%, while total volumes fell 0.6%. Including cider, own volumes increased 0.2%. In 9M12 own beer volumes declined 3.4%, while total volumes declined 4.3%.

In Belgium, own beer volumes declined 1.0% in 3Q12 and 5.0% in 9M12, driven by a weak industry performance in the first half of the year and share loss due to competitive activity.

In Germany, own beer volumes grew 1.3% in 3Q12 and decreased 1.1% in 9M12. Market share was ahead in 3Q12 and 9M12, driven by a strong performance of our Focus Brands Beck’s and Hasseröder.

In the United Kingdom, own beer volumes excluding cider decreased by 6.3% in 3Q12 and by 8.7% in 9M12. Although we estimate that market share in 9M12 was below the previous year, we saw an improvement during 3Q12 with share gains in the off-trade. We estimate that Budweiser gained market share in 3Q12 and 9M12.

WE EBITDA grew 9.7% to 321 million USD in 3Q12 with an EBITDA margin improvement of 170 bp to 33.6%. In 9M12, EBITDA grew 0.4% to 844 million USD with margin growth of 82 bp to 31.1%.

Central & Eastern Europe (CEE)

Given the declining industry and challenging regulatory environment, especially in Russia, we are concentrating on premiumizing and improving the profitability of our brand portfolio. We are also undertaking significant restructuring of the cost base, as well as optimizing cost of sales and distribution expenses. In 3Q12, we completed the closure of our brewing and malting facilities in Kursk in Russia.

PRESS RELEASE

Brussels, 31 October 2012 – 10 / 21

In Russia, our beer volumes declined 17.0% in 3Q12 and 12.3% in 9M12, driven by industry weakness and share loss in our value and core brands due to strong competitive promotional activity. Bud, as a key focus brand, continued to perform well, and reached an estimated market share of 1.3% in 3Q12. In 9M12, we gained 70 bp of estimated share in the Premium/Super-premium segment as we continue to execute against our premiumization strategy.

In Ukraine, our beer volumes declined 8.3% in 3Q12 and 10.8% in 9M12, driven by a weak industry and some market share loss. Bud, which was launched in April 2012, has achieved an estimated 1% market share in 3Q12.

EBITDA grew by 41.3% to 110 million USD in 3Q12, with revenue per hl growth of 12.9% driven by price increases ahead of competition and brand mix improvements, as well as good fixed cost management. In 9M12, EBITDA increased by 29.5% to 224 million USD.

Asia Pacific (APAC)

Asia Pacific beer volumes grew 2.2% in 3Q12 and 4.2% in 9M12.

Our beer volumes in China grew 2.2% in 3Q12, with industry performance in our stronghold regions of the north east and south east being impacted by adverse weather conditions. In 9M12, our beer volumes grew 4.3%. Our Focus Brands continue to grow well ahead of the rest of our portfolio, growing by 9.2% in 3Q12 and 11.1% in 9M12. We estimate that we gained 20 bp of market share in the first eight months of the year for which data is available.

APAC EBITDA increased by 15.0% to 164 million USD in 3Q12, as revenue growth driven by volume, brand mix and selected price increases was partially offset by higher Cost of Sales and distribution expenses related to geographic expansion. In 9M12, EBITDA increased by 17.2% to 351 million USD.

Global Export & Holding Companies (GEHC)

GEHC reported EBITDA of -52 million USD in 3Q12, and -149 million USD in 9M12.

PRESS RELEASE

Brussels, 31 October 2012 – 11 / 21

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million USD)

	3Q11	Scope	Currency translation	Organic growth	3Q12	Organic growth
Revenue	10 217	111	-984	924	10 268	9.1%
Cost of sales	-4 389	71	322	-281	-4 276	-6.6%
Gross profit	5 828	183	-662	644	5 992	10.8%
Distribution expenses	-855	-125	114	-81	-947	-8.4%
Sales and marketing expenses	-1 387	-4	126	-71	-1 336	-5.1%
Administrative expenses	-500	-21	70	-147	-597	-29.3%
Other operating income/(expenses)	162	—	-32	57	186	34.8%
Normalized profit from operations (normalized EBIT)	3 248	32	-384	401	3 298	12.4%
Non-recurring items above EBIT	-40				-12
Net finance cost	-814				-641
Non-recurring net finance cost	-127				-9
Share of results of associates	200				170
Income tax expense	-434				-465
Profit	2 033				2 341
Profit attributable to equity holders of AB InBev	1 591				1 839

Profit attributable to non-controlling interest	442				502

Normalized EBITDA	3 965	46	-454	420	3 977	10.6%
Normalized profit attributable to equity holders of AB InBev	1 731				1 864

	9M11	Scope	Currency translation	Organic growth	9M12	Organic growth
Revenue	29 172	174	-1829	1953	29 471	6.7%
Cost of sales	-12 620	235	595	-550	-12 341	-4.5%
Gross profit	16 552	409	-1234	1404	17 130	8.3%
Distribution expenses	-2 475	-313	223	-288	-2 853	-10.4%
Sales and marketing expenses	-3 927	-26	238	-303	-4 019	-7.7%
Administrative expenses	-1 490	-30	123	-228	-1 625	-15.2%
Other operating income/(expenses)	401	2	-51	104	457	26.1%
Normalized profit from operations (normalized EBIT)	9 061	42	-701	689	9 090	7.6%
Non-recurring items above EBIT	-144				11
Net finance cost	-2 240				-1 437
Non-recurring net finance cost	-490				-10
Share of results of associates	462				498
Income tax expense	-1 230				-1 215
Profit	5 419				6 937
Profit attributable to equity holders of AB InBev	4 005				5 487

Profit attributable to non-controlling interest	1 414				1 450

Normalized EBITDA	11 120	69	-832	766	11 123	6.9%
Normalized profit attributable to equity holders of AB InBev	4 490				5 492

Revenue

Revenue grew 9.1% in 3Q12 and 6.7% in 9M12, with revenue per hl growth of 10.2% in 3Q12 and 7.3% in 9M12. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl) revenue growth per hl improved 10.1% in 3Q12 and 7.4% in 9M12.

PRESS RELEASE

Brussels, 31 October 2012 – 12 / 21

Cost of Sales (CoS)

Cost of Sales (CoS) increased 6.6% in 3Q12, or 8.3% per hl. On a constant geographic basis, CoS per hl increased 8.4% in 3Q12. The increase in CoS was driven by higher commodity costs in most Zones, higher labor costs in Latin America South, and brand mix in North America and China. In 9M12, CoS grew 4.5%, or 6.1% per hl. On a constant geographic basis, CoS per hl increased by 6.5% in 9M12.

Operating expenses

Total operating expenses increased 9.0% in 3Q12 and 9.2% in 9M12:

•

Distribution expenses increased by 8.4% in 3Q12 and 10.4% in 9M12, driven by (i) the roll-out of our innovations in the US, particularly Bud Light Lime Lime-A-Rita, (ii) higher transportation costs and additional own distribution operations in both the US and Brazil and (iii) higher labor and transportation costs in Argentina and China

•	Sales and marketing expenses increased 5.1% in 3Q12 and 7.7% in 9M12 with higher investments behind our brands and innovations in most Zones

•

Administrative expenses increased by 29.3% in 3Q12, mainly due to difficult comparables in administrative expenses related to variable compensation accruals in LAN, LAS, CEE and GEHC. Administrative expenses in 9M12 increased by 15.2%

•	Other operating income was 186 million USD in 3Q12 compared to 162 million USD in 3Q11, and 457 million USD in 9M12 compared to 401 million USD in 9M11

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)

	3Q11	3Q12	9M11	9M12
Restructuring (including impairment losses)	-67	-9	-223	-16
Business and asset disposal (including impairment losses)	28	23	83	62
Acquisition costs business combinations	-1	-26	-4	-35

Impact on profit from operations	-40	-12	-144	11

Normalized profit from operations excludes negative non-recurring items of -12 million USD in 3Q12 and 11 million USD in 9M12, primarily from gains from non-core asset disposals.

Net finance costs

Figure 5. Net finance costs (million USD)

	3Q11	3Q12	9M11	9M12
Net interest expense	- 561	-466	-1 837	-1 349
Accretion expense	-54	-90	-148	-199
Other financial results	-199	-85	-255	111
Net finance costs	-814	-641	-2 240	-1 437
Mark-to-market adjustment	-79	—	-246	—
Accelerated accretion expense	-48	—	-63	—
Other	—	-9	-181	-10
Non-recurring net finance costs	-127	-9	-490	-10

	-941	-650	-2 730	-1 447

Net finance costs (excluding non-recurring net finance costs) of 641 million USD in 3Q12 decreased from 814 million USD in 3Q11. In 9M12, net finance costs were 1 437 million USD compared with 2 240 million USD in 9M11.

•	The decrease in net interest expense is due to reduced net debt levels and the lower coupon resulting from the debt refinancing and repayments which occurred in 2011

•

Accretion expenses of 90 million USD in 3Q12 and 199 million USD in 9M12 increased mainly due to the IFRS accounting treatment for the put option associated with our investment in Cervecería Nacional Dominicana S.A. in the Dominican Republic, with an additional non-cash impact of approximately 30 million USD per quarter

•

Other financial results of -85 million USD in 3Q12 were mainly driven by non-cash, unrealized foreign exchange translation losses on intercompany payables and loans, costs of currency and commodity hedges, as well as the payment of bank fees and taxes in the normal course of business. These losses were partially offset by gains from derivatives related to hedging of our share-based payment programs. Given the nature of the intercompany payables and loans, the currency translation loss is reported in the profit & loss account. This impact is economically offset by currency translation gains on foreign operations that are reported in equity

PRESS RELEASE

Brussels, 31 October 2012 – 13 / 21

Share of results of associates

3Q12 recorded a share of results of associates of 170 million USD, compared to 200 million USD in 3Q11, and 498 million USD in 9M12 compared to 462 million USD in 9M11, mainly attributable to the results of Grupo Modelo.

Income tax expense

Figure 6. Income tax expense (million USD)

	3Q11	3Q12	9M11	9M12
Tax expense	434	465	1 230	1 215
Effective tax rate	19.2%	17.7%	19.9%	15.9%
Normalized effective tax rate	19.2%	17.3%	20.3%	15.7%

Income tax in 3Q12 was 465 million USD with an effective tax rate of 17.7%, compared with an income tax expense of 434 million USD in 3Q11 and an effective tax rate of 19.2%.

The decrease in the effective tax rate is mainly resulting from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, and the non-taxable nature of gains from certain derivatives related to the hedging of share-based payment programs. Additionally, the 9M12 tax rate was favorably impacted by the outcome of certain tax claims amounting to 136 million USD, which were reported in 2Q12.

In 9M12, income tax was 1 215 million USD with an effective tax rate of 15.9%, compared with an income tax expense of 1 230 million USD in 9M11 and an effective tax rate of 19.9%.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was 502 million USD in 3Q12, an increase from 442 million USD in 3Q11, mainly attributable to the improved operating performance of Ambev. 9M12 profit attributable to non-controlling interest was 1 450 million USD, an increase from 1 414 million USD in 9M11.

3Q12 and 9M12 profit

Normalized profit attributable to equity holders of AB InBev grew 7.7% in nominal terms to 1 864 million USD in 3Q12 from 1 731 million USD in 3Q11, and by 22.3% in nominal terms to 5 492 million USD in 9M12 from 4 490 million USD in 9M11.

PRESS RELEASE

Brussels, 31 October 2012 – 14 / 21

3Q12 and 9M12 EPS

Figure 7. Earnings per share (USD)

	3Q11	3Q12	9M11	9M12
Normalized earnings per share	1.09	1.17	2.82	3.43
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	-0.02	-0.01	-0.05	—
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	-0.07	-0.01	-0.26	—

Basic earnings per share	1.00	1.15	2.51	3.43

Normalized earnings per share (EPS) grew by 7.3% to 1.17 USD in 3Q12 from 1.09 USD in 3Q11, and by 21.6% to 3.43 USD in 9M12 from 2.82 USD in 9M11

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 8. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	3Q11	3Q12	9M11	9M12
Profit attributable to equity holders of AB InBev	1 591	1 839	4 005	5 487
Non-controlling interests	442	502	1 414	1 450
Profit	2 033	2 341	5 419	6 937
Income tax expense	434	465	1 230	1 215
Share of results of associates	-200	-170	-462	-498
Non-recurring net finance cost	127	9	490	10
Net finance cost	814	641	2 240	1 437
Non-recurring items above EBIT (incl. non-recurring impairment)	40	12	144	-11
Normalized EBIT	3 248	3 298	9 061	9 090
Depreciation, amortization and impairment	717	679	2 059	2 033
Normalized EBITDA	3 965	3 977	11 120	11 123

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

The 2012 third quarter (3Q12) financial data set out in Figures 3 to 8 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2012, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with both International Standard on Review Engagements 2410 and the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union.

PRESS RELEASE

Brussels, 31 October 2012 – 15 / 21

RECENT EVENTS

Grupo Modelo

As previously announced, on 29 June 2012, AB InBev and Grupo Modelo, S.A.B. de C.V. entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own for 9.15 USD per share in cash in a transaction valued at 20.1 billion USD. The combination will be completed through a series of steps that will simplify Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it will not own at that time.

In a related transaction announced on 29 June 2012, Grupo Modelo will sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the U.S. to Constellation Brands for 1.85 billion USD, giving Constellation Brands 100% ownership and control. As a result, Grupo Modelo’s brands will continue to be imported, marketed and distributed independently in the U.S. through Crown Imports on similar economic terms it receives today while AB InBev will ensure the continuity of supply, quality of products and ability to introduce innovations. Crown Imports will continue to manage all aspects of the business, including making marketing, distribution and pricing decisions.

The transaction, which is expected to close in the first quarter of 2013, is subject to regulatory approvals in the U.S., Mexico and other countries and other customary closing conditions.

PRESS RELEASE

Brussels, 31 October 2012 – 16 / 21

ANNEXES

•	Annex 1: Third Quarter (3Q12) segment information

•	Annex 2: Nine Months 2012 (9M12) segment information

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Wednesday October 31st at 2.00pm Brussels / 1.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=489148&s=1&k=DBDF5FE73B7366F92BD2B25D8EC6A55A

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/32786733

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser- Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2012. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands – those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116,000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE

Brussels, 31 October 2012 – 17 / 21

ANHEUSER-BUSCH INBEV CONTACTS

Media Marianne Amssoms	Investors Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis	Christina Caspersen
Tel: +1-212-573-9283	Tel: +1-212-573-4376
E-mail: laura.vallis@ab-inbev.com	E-mail: christina.caspersen@ab-inbev.com

PRESS RELEASE

Brussels, 31 October 2012 – 18 / 21

Annex 1

AB InBev Worldwide	3Q11	Scope	Currency translation	Organic growth	3Q12	Organic growth
Total volumes (thousand hls)	107 207	766	—	-296	107 677	-0.3%
AB InBev own beer	95 145	784	—	-64	95 865	-0.1%
Revenue	10 217	111	-984	924	10 268	9.1%
Cost of sales	-4 389	71	322	-281	-4 276	-6.6%
Gross profit	5 828	183	-662	644	5 992	10.8%
Distribution expenses	-855	-125	114	-81	-947	-8.4%
Sales and marketing expenses	-1 387	-4	126	-71	-1 336	-5.1%
Administrative expenses	-500	-21	70	-147	-597	-29.3%
Other operating income/(expenses)	162	—	-32	57	186	34.8%
Normalized EBIT	3 248	32	-384	401	3 298	12.4%
Normalized EBITDA	3 965	46	-454	420	3 977	10.6%
Normalized EBITDA margin	38.8%				38.7%	54 bp

North America	3Q11	Scope	Currency translation	Organic growth	3Q12	Organic growth
Total volumes (thousand hls)	33 433	-69	—	436	33 799	1.3%
Revenue	4 086	2	-25	253	4 315	6.2%
Cost of sales	-1 760	111	6	-136	-1 779	-8.2%
Gross profit	2 326	113	-20	117	2 536	4.8%
Distribution expenses	-206	-112	4	-32	-345	-9.9%
Sales and marketing expenses	-423	—	3	-54	-473	-12.8%
Administrative expenses	-118	—	1	-1	-118	-1.2%
Other operating income/(expenses)	19	-1	—	—	18	0.6%
Normalized EBIT	1 598	—	-12	30	1 617	1.9%
Normalized EBITDA	1 818	—	-13	16	1 821	0.9%
Normalized EBITDA margin	44.5%				42.2%	-222 bp

Latin America - North	3Q11	Scope	Currency translation	Organic growth	3Q12	Organic growth
Total volumes (thousand hls)	29 587	915	—	15	30 517	0.1%
Revenue	2 851	121	-743	491	2 720	17.3%
Cost of sales	-967	-48	233	-107	-889	-11.2%
Gross profit	1 884	72	-510	384	1 831	20.4%
Distribution expenses	-342	-13	85	-33	-303	-9.8%
Sales and marketing expenses	-343	-5	83	-30	-296	-8.8%
Administrative expenses	-137	-21	46	-97	-209	-69.8%
Other operating income/(expenses)	106	—	-31	43	118	40.5%
Normalized EBIT	1 168	33	-327	268	1 142	22.9%
Normalized EBITDA	1 355	48	-376	301	1 328	22.2%
Normalized EBITDA margin	47.5%				48.8%	201 bp

Latin America - South	3Q11	Scope	Currency translation	Organic growth	3Q12	Organic growth
Total volumes (thousand hls)	7 523	—	—	-173	7 349	-2.3%
Revenue	600	—	-59	112	653	18.7%
Cost of sales	-245	—	24	-32	-254	-13.2%
Gross profit	355	—	-35	79	399	22.4%
Distribution expenses	-52	—	6	-12	-58	-23.5%
Sales and marketing expenses	-73	—	7	-9	-74	-11.7%
Administrative expenses	-19	—	2	-8	-25	-42.2%
Other operating income/(expenses)	-1	—	—	6	5	—
Normalized EBIT	210	—	-20	57	247	27.2%
Normalized EBITDA	254	—	-24	55	285	21.7%
Normalized EBITDA margin	42.4%				43.7%	109 bp

PRESS RELEASE

Brussels, 31 October 2012 – 19 / 21

Annex 1

Western Europe	3Q11	Scope	Currency translation	Organic growth	3Q12	Organic growth
Total volumes (thousand hls)	7 925	-14	—	-48	7 863	-0.6%
AB InBev own beer	7 434	-14	—	-40	7 380	-0.5%
Revenue	1 025	-1	-111	42	955	4.1%
Cost of sales	-424	1	43	-21	-401	-4.8%
Gross profit	601	-1	-68	21	554	3.6%
Distribution expenses	-103	—	11	-1	-92	-0.9%
Sales and marketing expenses	-203	—	20	21	-163	10.2%
Administrative expenses	-69	—	10	-6	-66	-8.7%
Other operating income/(expenses)	6	—	—	—	7	—
Normalized EBIT	232	-1	-27	35	239	15.3%
Normalized EBITDA	328	-1	-37	32	321	9.7%
Normalized EBITDA margin	31.9%				33.6%	170 bp

Central and Eastern Europe	3Q11	Scope	Currency translation	Organic growth	3Q12	Organic growth
Total volumes (thousand hls)	7 565	—	—	-1 018	6 547	-13.5%
Revenue	528	—	-49	-12	467	-2.3%
Cost of sales	-297	—	25	25	-248	8.3%
Gross profit	231	—	-24	12	219	5.3%
Distribution expenses	-65	—	6	12	-47	19.1%
Sales and marketing expenses	-113	—	12	15	-87	13.1%
Administrative expenses	-21	—	3	-8	-26	-39.7%
Other operating income/(expenses)	—	—	—	3	3	—
Normalized EBIT	32	—	-3	34	63	104.8%
Normalized EBITDA	84	—	-8	35	110	41.3%
Normalized EBITDA margin	15.8%				23.6%	707 bp

Asia Pacific	3Q11	Scope	Currency translation	Organic growth	3Q12	Organic growth
Total volumes (thousand hls)	19 358	—	—	421	19 779	2.2%
Revenue	757	—	9	94	859	12.4%
Cost of sales	-409	—	-4	-56	-468	-13.6%
Gross profit	348	—	5	39	391	11.1%
Distribution expenses	-59	—	-1	-14	-73	-23.0%
Sales and marketing expenses	-186	—	-2	-7	-194	-3.5%
Administrative expenses	-61	—	—	-5	-67	-8.8%
Other operating income/(expenses)	22	—	—	2	25	10.5%
Normalized EBIT	65	—	2	15	83	23.8%
Normalized EBITDA	140	—	2	21	164	15.0%
Normalized EBITDA margin	18.5%				19.0%	42 bp

Global Export and Holding Companies	3Q11	Scope	Currency translation	Organic growth	3Q12	Organic growth
Total volumes (thousand hls)	1 817	-65	—	71	1 823	4.1%
Revenue	370	-10	-6	-56	298	-15.5%
Cost of sales	-287	8	-4	46	-237	16.5%
Gross profit	83	-2	-10	-10	61	-11.9%
Distribution expenses	-28	—	3	-2	-28	-7.8%
Sales and marketing expenses	-46	—	4	-7	-50	-15.9%
Administrative expenses	-75	—	9	-21	-87	-27.8%
Other operating income/(expenses)	10	1	-1	1	11	12.8%
Normalized EBIT	-58	-1	4	-39	-93	-66.4%
Normalized EBITDA	-13	-1	1	-40	-52	—

PRESS RELEASE

Brussels, 31 October 2012 – 20 / 21

Annex 2

AB InBev Worldwide	9M11	Scope	Currency translation	Organic growth	9M12	Organic growth
Total volumes (thousand hls)	299 897	1 413	—	1 222	302 533	0.4%
of which AB InBev own beer	264 519	1 987	—	589	267 095	0.2%
Revenue	29 172	174	-1 829	1 953	29 471	6.7%
Cost of sales	-12 620	235	595	-550	-12 341	-4.5%
Gross profit	16 552	409	-1 234	1 404	17 130	8.3%
Distribution expenses	-2 475	-313	223	-288	-2 853	-10.4%
Sales and marketing expenses	-3 927	-26	238	-303	-4 019	-7.7%
Administrative expenses	-1 490	-30	123	-228	-1 625	-15.2%
Other operating income/(expenses)	401	2	-51	104	457	26.1%
Normalized EBIT	9 061	42	-701	689	9 090	7.6%
Normalized EBITDA	11 120	69	-832	766	11 123	6.9%
Normalized EBITDA margin	38.1%				37.7%	7 bp

North America	9M11	Scope	Currency translation	Organic growth	9M12	Organic growth
Total volumes (thousand hls)	96 894	-584	—	165	96 475	0.2%
Revenue	11 792	-27	-54	558	12 268	4.7%
Cost of sales	-5 180	322	12	-209	-5 055	-4.3%
Gross profit	6 612	294	-42	348	7 213	5.0%
Distribution expenses	-606	-297	10	-116	-1 008	-12.9%
Sales and marketing expenses	-1 255	-2	7	-119	-1 370	-9.5%
Administrative expenses	-385	-1	2	27	-358	7.1%
Other operating income/(expenses)	37	-1	—	10	47	27.8%
Normalized EBIT	4 403	-6	-23	151	4 524	3.4%
Normalized EBITDA	5 051	-6	-25	114	5 134	2.3%
Normalized EBITDA margin	42.8%				41.8%	-101 bp

Latin America - North	9M11	Scope	Currency translation	Organic growth	9M12	Organic growth
Total volumes (thousand hls)	85 210	1 545	—	2 329	89 083	2.7%
Revenue	8 194	209	-1 357	974	8 020	11.9%
Cost of sales	-2 761	-93	426	-205	-2 634	-7.4%
Gross profit	5 433	115	-931	768	5 386	14.2%
Distribution expenses	-978	-14	162	-142	-972	-14.6%
Sales and marketing expenses	-979	-21	155	-103	-949	-10.6%
Administrative expenses	-376	-28	76	-144	-472	-37.8%
Other operating income/(expenses)	288	1	-52	53	290	18.4%
Normalized EBIT	3 388	53	-590	432	3 282	12.8%
Normalized EBITDA	3 911	76	-679	520	3 827	13.3%
Normalized EBITDA margin	47.7%				47.7%	60 bp

Latin America - South	9M11	Scope	Currency translation	Organic growth	9M12	Organic growth
Total volumes (thousand hls)	23 816	—	—	69	23 885	0.3%
Revenue	1 815	—	-139	355	2 030	19.6%
Cost of sales	-721	—	57	-124	-788	-17.2%
Gross profit	1 094	—	-82	231	1 242	21.1%
Distribution expenses	-156	—	14	-41	-182	-26.2%
Sales and marketing expenses	-204	—	16	-34	-222	-16.5%
Administrative expenses	-57	—	4	-15	-68	-25.5%
Other operating income/(expenses)	-6	—	—	3	-2	54.8%
Normalized EBIT	671	—	-48	145	768	21.6%
Normalized EBITDA	799	—	-56	147	891	18.4%
Normalized EBITDA margin	44.0%				43.9%	-42 bp

PRESS RELEASE

Brussels, 31 October 2012 – 21 / 21

Annex 2

Western Europe	9M11	Scope	Currency translation	Organic growth	9M12	Organic growth
Total volumes (thousand hls)	23 302	-65	—	-1 002	22 236	-4.3%
of which AB InBev own beer	21 713	-65	—	-742	20 906	-3.4%
Revenue	3 021	-7	-229	-67	2 719	-2.2%
Cost of sales	-1 278	3	90	23	-1 161	1.8%
Gross profit	1 743	-4	-139	-43	1 557	-2.5%
Distribution expenses	-315	1	24	11	-280	3.4%
Sales and marketing expenses	-590	—	42	47	-500	8.0%
Administrative expenses	-221	—	21	3	-197	1.2%
Other operating income/(expenses)	18	—	—	-6	13	-31.0%
Normalized EBIT	635	-3	-51	12	593	1.8%
Normalized EBITDA	916	-3	-73	4	844	0.4%
Normalized EBITDA margin	30.3%				31.1%	82 bp

Central and Eastern Europe	9M11	Scope	Currency translation	Organic growth	9M12	Organic growth
Total volumes (thousand hls)	20 205	—	—	-2 362	17 842	-11.7%
Revenue	1 371	—	-90	12	1 293	0.9%
Cost of sales	-768	—	46	19	-703	2.5%
Gross profit	603	—	-44	31	590	5.2%
Distribution expenses	-180	—	11	25	-145	13.6%
Sales and marketing expenses	-319	—	23	—	-295	0.1%
Administrative expenses	-72	—	6	-12	-77	-17.4%
Other operating income/(expenses)	—	—	—	5	5	—
Normalized EBIT	32	—	-3	49	78	—
Normalized EBITDA	183	—	-12	54	224	29.5%
Normalized EBITDA margin	13.3%				17.3%	378 bp

Asia Pacific	9M11	Scope	Currency translation	Organic growth	9M12	Organic growth
Total volumes (thousand hls)	45 266	645	—	1 894	47 805	4.2%
Revenue	1 823	19	52	271	2 165	14.9%
Cost of sales	-1 017	-15	-28	-157	-1 218	-15.5%
Gross profit	806	3	24	114	948	14.1%
Distribution expenses	-143	-3	-4	-34	-184	-23.6%
Sales and marketing expenses	-442	-3	-13	-72	-531	-16.4%
Administrative expenses	-158	-2	-4	-24	-188	-15.2%
Other operating income/(expenses)	32	1	2	38	72	118.9%
Normalized EBIT	95	-4	4	22	117	22.8%
Normalized EBITDA	291	—	9	50	351	17.2%
Normalized EBITDA margin	16.0%				16.2%	33 bp

Global Export and Holding Companies	9M11	Scope	Currency translation	Organic growth	9M12	Organic growth
Total volumes (thousand hls)	5 204	-128	—	130	5 206	2.6%
Revenue	1 156	-19	-12	-150	975	-13.2%
Cost of sales	-895	19	-9	104	-781	11.9%
Gross profit	261	—	-21	-45	195	-17.4%
Distribution expenses	-97	—	6	9	-83	9.3%
Sales and marketing expenses	-138	1	8	-23	-153	-16.9%
Administrative expenses	-221	—	18	-63	-264	-28.6%
Other operating income/(expenses)	32	1	-2	1	32	3.3%
Normalized EBIT	-163	2	9	-121	-273	-75.3%
Normalized EBITDA	-31	2	3	-123	-149	—